AUTONATION, INC.
AutoNation Tower
110 SE Sixth Street
Fort Lauderdale, FL 33301
February 10, 2009
VIA EDGAR SUBMISSION
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AutoNation, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 001-13107
Dear Mr. Owings:
     This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2009. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, net, page 52
1.	We have reviewed your responses to comments 1 and 2 from our letter dated October 9, 2008. Please enhance your disclosures in future filings to explain in further detail why you changed your management structure during 2008 from one enterprise-wide operating segment to three brand-oriented operating segments. Your disclosure in the Form 10-Q for the quarterly period ended September 30, 2008 that the change was made “in response to changes in the automotive retail market, including the disproportionate decline in revenue and earnings from our domestic franchises compared to our import and premium luxury franchises” appears to be fairly broad and does not enable a reader to assess how management regularly evaluates the business and responds to internal or external factors impacting the company. For example, it is not clear if you will return to your previous reporting structure if the revenues and earnings from your domestic franchises return to their historical levels prior to the economic downturn. Please tell us how the reorganization was structured, including how segment managers were determined, how your CODM reporting packages have changed, and whether or not you created new positions to fit the revised reporting structure, and explain the extent to which management reviews and places reliance on financial information by geographic region. Considering the CODM primarily reviewed consolidated financial information in the past, please clarify how the CODM’s management of the business has changed and why you now consider it necessary for the CODM to review disaggregated information and allocate resources and assess performance on a disaggregated level. Since you conducted your annual goodwill impairment test during the second quarter of 2008 with no goodwill impairment charge deemed necessary, please also tell us the specific factors that changed from the second to third quarters that resulted in no impairment during the second quarter but a material impairment charge in the third quarter.
Response:
Changes in Operating Segment Structure
We will enhance our disclosure in future filings to explain in further detail why we changed our management structure during 2008 from one enterprise-wide operating segment to three brand-oriented operating segments. The following example demonstrates how we would consider revising our disclosure regarding the change in our management structure:
In the third quarter of 2008, our domestic franchises were disproportionately impacted by the unfavorable economic conditions in the United States, which included high fuel prices, turmoil in the credit markets, general economic uncertainty, and a decline in consumer confidence. Our domestic franchises derive a greater proportion of their revenue and earnings from sales of trucks and sport-utility vehicles, and, as a result of the increase in fuel prices during that period, demand shifted away from those types of vehicles to smaller, more fuel-efficient cars. Additionally, a reduction in the availability of favorable customer financing from the finance captives of domestic manufacturers, including the discontinuation or limitation of certain lease programs for domestic vehicles, contributed to the disproportionate decline in sales volume from our domestic franchises.
In response to the difficult conditions in the automotive retail market and the outlook for the automotive industry and, in particular, the domestic manufacturers, our chief operating decision maker (our “CODM”), who is our Chief Executive Officer, made changes to his management approach and began allocating resources and assessing performance based on financial information for our domestic, import, and premium luxury brands. Our CODM directed a review of the profitability, strategic fit, and potential marketability of each of the stores in our store portfolio. Our Corporate Development team reviewed our store portfolio and recommended to our CODM the divestiture of certain underperforming stores, which were primarily domestic. Our CODM approved the recommendations of our Corporate Development team, reaffirmed our overall brand portfolio strategy to increase our mix of import and premium luxury stores, and realigned our planning and reporting efforts to focus on domestic, import, and premium luxury brands as separate segments of our business.

As a result of these actions, in the third quarter of 2008, we determined that under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, we had three operating segments: (1) Domestic, (2) Import, and (3) Premium Luxury. We have determined that our three operating segments also represent our reportable segments. Our CODM may in the future, based on our results of operations or developments in the automotive retail market, make further changes to his management approach that could impact our operating segment structure.
In connection with the change in our operating segment structure, to facilitate management review of our segment results, we added new, segment-specific presentations to the internal reports (the “Internal Reports”) that we provided to the Staff on a confidential and supplemental basis with our letter to the Staff dated September 10, 2008. Additionally, Mike Maroone, our Chief Operating Officer, became the segment manager for each of our new segments. Mr. Maroone is directly accountable to and maintains regular contact with our CODM to discuss operating activities, financial results, forecasts, and plans for each of our new operating segments. Our CODM concluded that, given Mr. Maroone’s deep understanding of our Company and extensive experience in the automotive retail industry, no additional segment managers were necessary. No other material changes were made to the structure of our organization.
In addition to the new segment-specific presentations, the Internal Reports continue to include consolidated financial information and disaggregated financial information based on product lines, specific brands, and regions. In the third quarter of 2008, we determined that our CODM allocates resources and assesses performance based primarily on financial information for our domestic, import, and premium luxury brands. Our CODM confirmed again that he does not regularly review region-level information for purposes of allocating resources or assessing performance. The region-level information continues to be used by various members of management and staff for analytical purposes.
We also note that paragraph 15 of SFAS No. 131 indicates a preference for segmentation based on products and services. We believe that the presentation of our domestic, import, and premium luxury segments allows users of our financial statements to better understand our business and assess prospects for future cash flows and, as such, is consistent with the objectives of segment reporting as stated in paragraph 3 of SFAS No. 131.
Goodwill Impairment Test
We had concluded that there was no impairment of goodwill as of the date of our annual impairment testing (April 30, 2008), and that no triggering event requiring an interim test of goodwill impairment had occurred as of June 30, 2008. In the third quarter of 2008, given the significantly deteriorating conditions in the automotive retail industry, we determined that discounted projected cash flows were significantly lower than as determined in our assessment of goodwill for potential impairment as of our annual assessment date of April 30, 2008. In addition, the market price of our stock was significantly lower during the third quarter of 2008 than during the second quarter of 2008. The change in our discounted projected cash flows and stock price resulted in us concluding in the third quarter of 2008 that the carrying value of our single reporting unit exceeded its fair value, which required us to perform the “second” step of our goodwill impairment test. We concluded that goodwill associated with our single reporting unit was impaired. We then performed an impairment analysis for our reporting units resulting from our new segment structure and concluded that goodwill associated with our domestic reporting unit was impaired. See Note 4 of the Notes to Unaudited Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 for additional information about our goodwill and franchise rights impairment charges.
* * * * *

     In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (954) 769-3145.

Respectfully submitted,
/s/ Michael J. Stephan
Michael J. Stephan
Vice President — Corporate Controller

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Michael E. Maroone, Director, President and Chief Operating Officer, AutoNation, Inc.
Robert R. Grusky, Audit Committee Chair, AutoNation, Inc.
Michael J. Short, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Hector Mojena, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

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